May 13, 2005

via U.S. mail and facsimile

Ms. Denise Hawkins, Principal Financial Officer
Media Sciences International, Inc.
8 Allerman Road
Oakland, New Jersey 07436

	Re:	Item 4.02 Form 8-K
	Filed:	May 11, 2005
	File No. 1-16053

Dear Ms. Hawkins:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1.	It appears your report results from advisement by your
independent accountants; if true, please amend your report to include the date on which you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit reports or completed interim reviews as required by Item
4.02(b)(1) of Form 8-K.

2.	You have disclosed that you intend to file restated financial statements. However, you have not indicated how and when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file your restated financial statements.

We remind you that when you file your restated Forms 10-KSB and 10-
QSB you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including
MD&A
* updated Item 8A disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-B.
* include all updated certifications.

*    *    *    *
      Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.

							Sincerely,



							John Cash
							Accounting Branch Chief
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Ms. Denise Hawkins
May 13, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE